DAVIS LLP | LEGAL ADVISORS SINCE 1892

[redacted]

09045347

FROM THE OFFICE OF Joy Syho
DIRECT TEL 604.443-2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

RECEIVED
2009 FEB 18 P 12:

February 2, 2009

FILE NUMBER 50237-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

Dear Sirs/Mesdames:

Re: Gtech International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
MAR 02 2009
THOMSON REUTERS

Yours truly,

DAVIS LLP

Per: *[signature]*

Joy Syho
Paralegal

js/ Encls.

Davis:4395189.1

dw 2/18

Exemption No. 82-3779

February 2, 2009

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

INDEX

1. Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Notice of Change of Directors filed on January 9, 2009
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

Document Name or Information			Documents Filed
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101") and National Instrument 45-102, Resale of Securities ("NI 45-102")

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	Not Applicable
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable

Document Name or Information		Documents Filed
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including: (i) charter documents (ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company (iii) any securityholder rights plans or similar plans (iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally (v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p)	Prospectus	Not Applicable

Document Name or Information		Documents Filed
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	Not Applicable
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable

Document Name or Information		Documents Filed
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-3779

Yukon Community Services
Services aux collectivités

NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICER

YUKON BUSINESS CORPORATIONS ACT (SECTIONS 107, 114 AND 290) FORM 1–03

AVIS CONCERNANT LES ADMINISTRATEURS/ADMINISTRATRICES ET LES DIRIGEANTS/DIRIGEANTES (NOMINATION ET CESSATION DE FONCTIONS)

LOI SUR LES SOCIÉTÉS PAR ACTIONS (ARTICLES 107, 114 ET 290) FORMULAIRE 1–03

1. CORPORATION NAME / *DÉNOMINATION SOCIALE* :
Gtech International Resources Limited

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT* :
28530

3. NOTICE IS GIVEN THAT ON THE / *SOYEZ AVISÉ QUE LE* DD/JJ ___ MM/MM ___ YY/AA ___
THE FOLLOWING PERSON(S) WERE APPOINTED / *LES ADMINISTRATEURS SUIVANTS/ADMINISTRATRICES SUIVANTES ONT ÉTÉ NOMMÉ(E)S* :

DIRECTOR(S) / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :

4. NOTICE IS GIVEN THAT ON THE / *SOYEZ AVISÉ QUE LE* DD/JJ 12 MM/MM 12 YY/AA 08
THE FOLLOWING PERSON(S) CEASED TO HOLD OFFICE AS / *LES PERSONNES SUIVANTES ONT CESSÉ D'AGIR À TITRE D'ADMINISTRATEURS/ADMINISTRATRICES* :

DIRECTOR(S) / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :
Mervyn Jacobson	Flat 4, 34 St. Georges Drive, London, SW1V 4BN, England, UK

2009 FEB 18 P 12: 53

5. THE OFFICERS OF THE CORPORATION AS OF THIS DATE ARE / *À COMPTER D'AUJOURD'HUI, LES DIRIGEANTS/DIRIGEANTES DE LA SOCIÉTÉ SONT LES SUIVANTS/SUIVANTES* :

OFFICER(S) / *DIRIGEANTS/DIRIGEANTES*

NAME / *NOM* :	OFFICE HELD / *CHARGE* :
Thomas Godfrey Howitt	President, Secretary and Chief Financial Officer
Frederick Bart	Chairman of the Board and Chief Executive Officer

FILED
JAN 09 2009
DEPUTY REGISTRAR OF CORPORATIONS

6. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
Dec 12, 2008	[signature]	PRESIDENT

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact Corporate Affairs at (867) 667-5314, toll free within Yukon 1-800-661-0408 Ext. 5314.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions *et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer Entreprises, associations et coopératives, au (867) 667-5314, ou sans frais au Yukon au 1-800-661-0408 Ext. 5314.*

YG(3037Q)F2 REV.11/2004

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END